Quartz Mountain Resources Ltd.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED JULY 31, 2013

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.1        DATE

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") for the year ended July 31, 2013 as publicly filed on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian dollars unless stated otherwise.

The Company reports in accordance with International Financial Reporting Standards ("IFRS") and the following disclosure, and associated financial statements, are presented in accordance with IFRS. All comparative information provided is in accordance with IFRS.

For the purposes of the discussion below, date references refer to calendar year and not the Company's fiscal reporting period.

This MD&A is prepared as of October 21, 2013.

Cautionary Note to Investors Concerning Forward-looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this disclosure, other than statements of historical facts, that address permitting, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and exploitation successes, continuity of mineralization, potential environmental issues and liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition or litigation, changes in laws and government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company reviews its forward looking statements on an on-going basis and updates this information when circumstances require it.

1.2        OVERVIEW

The information comprised in this MD&A relates to Quartz Mountain Resources Ltd. and its subsidiary (together referred to as the "Company"). Quartz Mountain Resources Ltd. is the ultimate parent entity of the group.

Quartz Mountain is an exploration and development company focused on acquiring and advancing promising mineral prospects in British Columbia ("BC"). The Company’s current activities are focused on the Galaxie copper-gold project (the "Galaxie Project") in north-western BC and the ZNT silver-zinc project in central BC.

Geologically, the Galaxie Project is situated in the Stikine Terrane, a region in north-western BC that hosts a number of important copper and gold deposits. Two of the more advanced projects in the Stikine Terrane include the Imperial Metals Corporation’s Red Chris porphyry copper-gold deposit at which mine construction is currently underway, and Seabridge Gold Inc.’s Kerr-Sulphurets-Mitchell-Snowfield gold project which is at the feasibility stage.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Galaxie Project has excellent potential for the discovery of bulk tonnage copper-gold and/or molybdenum and vein-type precious and base metal deposits. Historical exploration identified several copper occurrences, including the Gnat porphyry copper deposit. More recent prospecting and other ground surveys identified a number of promising base and precious metals targets.

The ZNT project was staked by Quartz Mountain in 2012 as a follow up to the release of interesting geochemical results from Geoscience BC. Exploration work in 2012 identified a high potential silver-zinc target at ZNT.

In November 2012, Quartz Mountain entered into a letter agreement (the “Letter Agreement”) with Amarc Resources Ltd. (“Amarc”), whereby Amarc earned an initial 40% ownership interest in the Galaxie and ZNT Projects by funding a drilling program at the Gnat porphyry copper deposit at Galaxie. The program was carried out in late 2012; results confirmed the presence of mineralization at depth in the Gnat deposit, returning intervals of 55.7 metres grading 0.44% copper and 91.0 metres grading 0.37% copper in the two holes drilled.

In June 2013, Quartz Mountain and Amarc entered into an amendment agreement through which Amarc has an option until October 31, 2013 to earn a 60% interest in the ZNT and Galaxie properties, by making certain property expenditures (further details are provided in Section 1.2.1).

A pitting and trenching program was conducted at ZNT in July 2013, identifying a sizable silver deposit-target hosted by volcanogenic sandstones. Amarc plans to manage a follow up drilling program to earn 60% interest in the ZNT property.

At Galaxie, a program of geological mapping, 10 line kilometres of Induced Polarization (“IP”) ground geophysical surveying and collection of 96 rock and 246 soil geochemical samples in the Hu, Hotai and Silver Lode areas was conducted in the summer of 2013. Based on the results of this work, Amarc has indicated it expects to remain at a 40% interest in the Galaxie Project. In September 2013, the option related to the Hotai Claims was terminated.

Quartz Mountain also had an option to earn a 100% interest in the Buck Gold-Silver Project (the “Buck Project”) where exploration work by previous operators outlined coincident geophysical and geochemical anomalies. Ground work was done by Quartz Mountain at Buck in 2011 and 2012. Difficult financing conditions for junior companies in 2013 necessitated that the Company limit its exploration expenditures and prioritize its property holdings. As a result, in July 2013, Quartz Mountain terminated its option on the Buck Project.

1.2.1     Agreements

Galaxie Project

Sale Agreement with Finsbury Exploration Ltd.

In August 2012, Quartz Mountain completed the acquisition of a 100% interest in the Galaxie Project from Finsbury Exploration Ltd. ("Finsbury") through a sale agreement (the "Sale Agreement") dated July 27, 2012. The Galaxie Project area acquired from Finsbury included an area of 1,488 square kilometres, comprised of three mineral claims totalling 1,294.3 hectares (the "Gnat Pass Property") and the surrounding mineral claims staked by Finsbury to that time.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Pursuant to the terms of the Sale Agreement, Quartz Mountain issued 2,038,111 shares to Finsbury and also assumed the rights and obligations of Finsbury under a mineral property purchase agreement (the "Bearclaw Agreement") between Finsbury and Bearclaw Capital Corp. ("Bearclaw") relating to the Gnat Pass Property. Quartz Mountain also assumed the rights and obligations under an NSR Royalty Agreement which requires the payment to Bearclaw of a 1% NSR royalty on the Gnat Pass Property up to a maximum of $7,500,000.

The remaining payment obligations to Bearclaw for the Gnat Pass Property under the Bearclaw Agreement assumed by Quartz Mountain consisted of:

1.        a payment, on or before August 20, 2012, to Bearclaw of $50,000 in cash (paid);

2.        the issuance, on or before August 20, 2012, to Bearclaw of a convertible debenture (the “Debenture”) in the amount of $650,000 at a rate of 8% per annum and with a maturity date of October 31, 2013 (issued); and

3.        the issuance, following the closing date of the transactions contemplated in the Sale Agreement, to Bearclaw of 1,000,000 shares in the capital of Quartz Mountain (issued).

Acquisition of Hotai Claims

Quartz Mountain also acquired a 100% interest in nine mineral claims totalling 3,846 hectares that are adjacent to the Galaxie Project (the "Hotai Claims") from Crucible Resources Ltd. and Michael Rowley (together, the "Hotai Vendors") through a mineral property sale and purchase agreement (the "Hotai Agreement") dated as of July 27, 2012.

Quartz Mountain carried out initial surveys at Hotai in 2012 and follow up work was carried out by Amarc in 2013 in relation to the Letter Agreement. Following review of the results, in September 2013, the option for the Hotai Claims was terminated.

Agreement with Amarc Resources Ltd.

Quartz Mountain and Amarc entered into a binding Letter Agreement dated November 1, 2012, pursuant to which Amarc earned an initial 40% ownership interest in the Galaxie and ZNT Projects (the "Projects"), by making a cash payment of $1,000,000 to Quartz Mountain (completed) and funding $1,000,000 in exploration expenditures to be incurred by Quartz Mountain relating to the Galaxie Project on or before December 31, 2012 (completed).

Quartz Mountain also granted to Amarc an option to acquire an additional 10% (for a total of 50%) ownership interest in the Projects, in consideration for Amarc funding an additional $1,000,000 in exploration expenditures in relation to the Projects, on or before September 30, 2013. On June 26, 2013, the Company entered into an amendment agreement (the "Amendment") whereby, among other things, the Galaxie ZNT Project was divided into two separate joint ventures, named the "Galaxie Joint Venture" and the "ZNT Joint Venture". Each joint venture will continue to be governed by the terms of the previously executed agreement. Under the Amendment, Amarc has an option, until October 31, 2013, to increase its interest in each of the ZNT Joint Venture and Galaxie Joint Venture from its current 40% interest to a 60% ownership interest by funding exploration expenditures of $210,000 and $235,000, respectively. Amarc was appointed manager of both joint ventures.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

In September 2013, Amarc advised Quartz Mountain that it intended to complete expenditures to earn a 60% interest in the ZNT Joint Venture. Amarc also advised that it expected to remain at a 40% interest in the Galaxie Joint Venture and returned operatorship of Galaxie to Quartz Mountain.

Quartz Mountain has also transferred to the Galaxie Joint Venture its obligation under the Debenture security issued to a former owner of the Gnat Pass Property. The Gnat Pass Property is subject to a 1% net smelter returns royalty, capped at aggregate payments of $7.5 million, retained by an arm's length party.

In July 2013, Quartz Mountain and the holder of the Debenture entered into an agreement to amend the Debenture, whereby the Galaxie Joint Venture made a $50,000 payment toward the Debenture reducing the outstanding balance to $600,000. The interest rate was increased to 10% per annum, and the maturity date was extended to October 31, 2014.

Buck Project

In December 2011, the Company purchased an option (the "Option") to acquire a 100% interest in the Buck Project located in central British Columbia. In July 2013, Quartz Mountain terminated its option of the Buck Project.

Karma Project

The 16 mineral claims comprising the Karma property, owned 100% by Quartz Mountain, were allowed to lapse during the current fiscal year.

1.2.2     Financing

In December 2012, Quartz Mountain completed a non-brokered private placement (the "Private Placement") of 2,214,323 common shares, of which 1,752,409 were flow-through common shares issued at a price of $0.30 per share and 461,914 were non-flow-through common shares issued at a price of $0.25 per share, for gross cash proceeds of $641,202. Proceeds from the Private Placement will be used to advance exploration of the Galaxie Project and for general corporate and working capital purposes.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.2.3     Technical Programs

The locations of Quartz Mountain’s Galaxie and ZNT projects are shown on the map below.

Dease Lake
GALAXIE
GNAT DEPOSIT
Iskut
GJ
Red Chris
Schaft Creek
Galore Creek
Kemess
Mitchell
Sulphurets
Kerr
Iron Cap
Snowfield
Brucejack
Northwest Transmission Line
Under Construction
Tennyson-Tide
Premier
Stewart
Hazelton
Bell
Granisle
Smithers
Houston
ZNT
Terrace
Prince Rupert
N
100 Kilometres
Legend
Quartz Mountain Property
Highway
Mainline Forestry Road
Railway
BC Hydro Transmission Line
BC Hydro Transmission Line in Development
Mine, Development Project, Deposit

HDI QUARTZ MOUNTAIN

Projects Located in Northern and Central BC

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Galaxie Project

The following disclosure on the Galaxie Project has been summarized from a technical report (the “2013 technical report”) entitled “Technical Report on the Galaxie Project, Liard Mining Division, British Columbia” effective date April 30, 2013 by B.K. (Barney) Bowen, PEng, and updated based on information from Company files.

The Galaxie Project is located on Highway 37, approximately 24 kilometres south of Dease Lake, BC. The Project-area currently consists of 306 mineral claims, including the Gnat Pass Property and additional claims staked in 2011-2013, covering an area of approximately 1,165 square kilometres.

Paved Highway 37 passes through the center of the Galaxie Project and provides year-round direct access to the adjacent project-area, including the Gnat Pass Property. Other parts of the Galaxie Project can be accessed by helicopter.

The operating season for surface exploration is from early June through to early October. Because of its close proximity to Highway 37, diamond drilling activities at the Gnat deposit, within the Gnat Pass Property, can be carried out throughout the year.

Dease Lake (population of about 600) offers an array of services, including motel accommodations, food, fuel, a variety of small equipment operators, post office, health clinic and government services. Mining and exploration make up the most substantial industry. Regional Power manages the off-grid Dease Lake Generating Station, located about 30 km west of Dease Lake. The facility supplies the entire energy load for the community of Dease Lake. A new 287-kilovolt transmission line, extending 344 kilometres from the existing Skeena substation south of Terrace to a new substation near Bob Quinn Lake, about 180 kilometres by road south of Dease Lake, is currently being constructed. It will supply the new mine development under construction at Red Chris by way of a spur line at Bob Quinn Lake.

Geology and Mineralization

The Galaxie Project is underlain mainly by volcanic, intrusive and lesser sedimentary rocks of the Middle Triassic to Lower Jurassic Stikine Terrane which, elsewhere in northern British Columbia is known to host the large Red-Chris, Schaft Creek, Galore and KSM and Snowfield porphyry deposits. Upper Triassic Stuhini Group volcanic rocks and a quartz feldspar porphyry dike complex host the Gnat copper deposit. The Gnat deposit is located near to the northern contact of the Late Triassic to Middle Jurassic, multiphase Hotailuh Batholith-Three Sisters Pluton intrusive complex, which occupies most of the remainder of the Galaxie project-area and hosts a number of base and/or precious metals prospects and showings.

History

The first record of exploration in the Gnat Pass Property area was in 1960 when prospecting work by Cassiar Asbestos Corporation discovered copper mineralization in the vicinity of Lower Gnat Lake. Since that time, at least nine companies have explored the property completing geological mapping, rock, soil and stream sediment geochemical sampling, magnetic and induced polarization (IP) geophysical surveys and diamond drilling during the periods of 1960-1971, 1990-1996 and in 2005. Most of the historical work focused on the Gnat deposit, and occurrences in the vicinity.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

During the period 1965-69, previous operators completed 18,390 metres of diamond drilling in 110 holes in this area. Most of this historical drilling was carried out in the Gnat deposit over an area measuring about 600 metres by 600 metres, down to a maximum depth of about 300 metres below surface.

A historical estimate of "indicated reserves" of about 30 million tonnes grading 0.389% Cu for the Gnat Deposit was reported by Lytton Minerals Ltd, in 19721. The estimate uses categories that are not recognized by 43-101 Standards of Disclosure for Mineral Projects. The qualified person for the 2013 technical report has not done sufficient work to classify the historical estimate as a current mineral resource or mineral reserve. Quartz Mountain is not treating the historical estimate as current.

Past work on other mineral occurrences on the Galaxie Project area includes:

•           At Hu, during the period 1969 to 2007, several mining companies carried out: silt, soil and rock geochemical sampling; geological mapping; Induced Polarization (IP) and ground magnetic surveys; and 22 bulldozer trenches.

•           At Disco, Stikine Moly and Stikine, during the period 1970-79, two companies carried out: silt, soil and rock geochemical sampling; geological mapping; IP, ground magnetic and VLF surveys; and limited hand trenching and test-pitting.

•           At Nup, during the period 1970 to 2008, six mining companies and one individual carried out: silt, soil and rock geochemical sampling; geological mapping; IP and ground magnetic surveys; and limited hand trenching and test-pitting. Three diamond drilling programs (14 holes) tested porphyry molybdenum+/-copper showings and soil geochemical anomalies.

•           At Pat, during the period 1971-76, two companies carried out: grid soil surveys; IP and ground magnetic surveys; and a refraction seismic survey.

In September 2011, Finsbury completed a first-pass reconnaissance prospecting and geochemical silt, soil and rock sampling program within a number of target areas in the Galaxie Claims area. Much of the work was outside of known areas of mineralization, but some work did overlap with known mineral occurrences, including some of those listed above. A total of 486 silt, 912 soil and 35 rock grab samples were collected.

There is no record of past work having been done on the Hotai Property.

Work by Quartz Mountain

In 2012, Quartz Mountain completed extensive exploration work on seven IP/soil grids and two target areas throughout the Galaxie Project-area (see below). Totals of 182 silt, 6,155 soil and 498 rock samples were collected and 308.5 line-km of IP surveys were completed on the grids. Additionally, two holes were drilled at the Gnat deposit under the earn-in agreement with Amarc.

_______________________________________________
1As described in a Canadian Venture Exchange report in 1972, based on 83 AQ-size drill holes completed by Lytton and others to that time, and includes 20% dilution by wall rock grading 0.15% Cu. As the QP of the 2013 technical report has no documentation regarding reserve estimation parameters, nor has he sufficient geological and assay data from historical diamond drill holes, he is unable to assess the reliability of the estimate.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Gnat Deposit

In 2012, Quartz Mountain relogged historical drill holes and carried out geological mapping in the Gnat deposit-area. The Company also completed two deep diamond drill holes totaling 1,164 metres in the Gnat deposit to test for continuation of copper mineralization beneath the historical reserve estimate. Hole GT12001 intersected two intervals of significant copper mineralization, including 56 metres grading 0.44% Cu, well below the extent of the historical estimate, demonstrating that porphyry-style copper mineralization in the Gnat deposit extends over a known vertical range of about 500 metres. In their lower portions, both holes encountered a major thrust fault which has structurally superimposed older deposit host rocks over younger, Hazelton Group sedimentary rocks.

Geological mapping in the Gnat deposit area identified porphyry-style hydrothermal alteration characterized by occurrences of k-feldspar veining and flooding, tourmaline in veins or breccia bodies and chalcopyrite mineralization over a west-northwest trending zone measuring about 3.5 kilometres long by 700 metres to 1,000 metres wide. Contained within this large 'hydrothermal footprint' are the Creek Zone and Moss copper prospects, the two main known mineralized zones outside of the Gnat deposit area (see figure below).

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

There is considerable room to explore for new zones of copper mineralization at moderate to greater depths in portions of the Gnat deposit, in the Creek Zone and Moss prospect areas, and elsewhere along the 3.5 kilometre-long zone of porphyry-style hydrothermal alteration. Mineralization may include porphyry-type deposits or more constrained, but possibly higher grade, mineralized breccia bodies.

Other Targets

A review of the 2012 analytical data and the accompanying IP survey results by the author of the 2013 technical report identified several early to mid-stage target areas Ground surveys were undertaken in 2013 to follow-up on the Hotai, Hu and Lode targets (see Work in 2013).

Other high priority targets include:

Pallen North

The geological, geochemical and geophysical signature in the grid area is suggestive of the presence of a calc-alkalic copper-molybdenum mineralized center haloed by vein-style polymetallic mineralization or the contact setting of the Pallen Creek Pluton intruding Stuhini Group country rocks. The presence of strongly anomalous copper-in-rock values associated with k-feldspar altered diorite and monzonite in the northern part of the target area is encouraging and may be indicative of additional porphyry-type potential.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Dalvenie East

Preliminary prospecting of two gossans in the target-area was successful in locating encouraging copper mineralization in chalcopyrite +/- bornite veins up to 10 cm wide, hosted in chlorite-altered diorite to monzodiorite wall rocks. Narrow k-feldspar alteration envelopes surrounding the veins also contain chalcopyrite and bornite. Magnetic signatures at Dalvenie East suggest that regional-scale faults, or subsidiary faults related to them, could control vein-type or fault-controlled copper-gold mineralization similar to that seen at the nearby Dalvenie prospect.

Work in 2013

Integrated exploration surveys completed in 2012 by Quartz Mountain delineated four porphyry copper targets in the Hu and Hotai areas and a silver skarn target at the Silver Lode play for ground follow-up.

Amarc completed programs at Hu, Hotai and Silver Lode in 2013 as part of its earn-in obligations under the amended joint venture agreement on Galaxie. The 2013 programs included geological mapping, 10 line kilometres of IP ground geophysical surveying and collection of 96 rock and 246 soil geochemical samples. Although no immediate drill targets were identified, a series of alkali intrusions were observed around the Hu target which are known to be the principal hosts for porphyry copper-gold deposits, and may warrant further exploration.

ZNT Project

The ZNT property is located in central British Columbia, some 15 kilometres southeast of the town of Smithers, BC.

The property was staked by Quartz Mountain in 2012 on the basis of significant zinc and gold values in regional till samples, as well as copper and silver mineral occurrences as reported by Geoscience BC and the provincial government surveys, respectively. Following additional compilation work on the area, the Company acquired further ground, expanding the property to 84 mineral claims with an area of 389 square kilometres.

A successful initial reconnaissance 256-sample soil geochemical program in 2012 was followed by a detailed 2,223-sample soil geochemistry grid and a 20 line-kilometre IP geophysical survey. A high-contrast, 1,800 metre by 1,200 metre silver-zinc anomaly was defined within an open-ended anomalous trend. This significant silver anomaly is, in part, coincident with an extensive IP chargeability anomaly indicating the presence of a new large-scale mineralizing system.

Work in 2013

A pitting and trenching program carried out by Amarc in July 2013 was designed to further refine the target identified by Quartz Mountain’s program in 2012. Some 170 rock and 36 soil geochemical samples were collected from 62 pits and trenches. Integration of the data from these surface programs (see compilation map below) has defined a sizable silver deposit-target hosted by volcanogenic sandstones. Initial drilling to test the target is planned for the fall of 2013.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.2.4      Other Properties

Angel's Camp Property

Quartz Mountain retains a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property located in Lake County, Oregon.

1.2.5      Market Trends

The discussion in this section references calendar years and dollar amounts are stated in United States dollars.

Copper prices showed a significant increase between late 2003 and mid-2008, and after a steep decline in late 2008 and early 2009, steadily increased until late 2011. The price of copper was variable in 2012. Following a downtrend early in 2013 that lasted until April, copper prices have been more variable, ranging between $3.01/lb and $3.36/lb.

The gold price was on an uptrend for over the five years to 2012. Prices have been volatile since that time, and include a significant downtrend in the first six months of 2013.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Silver prices were impacted by economic volatility in 2008-2009. An upward price trend began in 2010, and continued to late September 2011, with prices reaching as high as $43/oz, and resulting in the average price in 2011 being the highest since 2008. Prices ranged between $26/oz and $35/oz between October 2011 and the end of 2012. Prices were on a downtrend from February to August 2013, but have stabilized since that time.

Average annual prices through 2012 as well as the average prices so far in 2013 for copper (Cu), gold (Au) and silver (Ag) are shown in the table below:

Calendar Year	Metal Prices
	Cu	Au	Ag
2008	$3.16/lb	$871/oz	$14.95/oz
2009	$2.34/lb	$974/oz	$14.70/oz
2010	$3.42/lb	$1,228/oz	$20.24/oz
2011	$4.00/lb	$1,572/oz	$35.25/oz
2012	$3.61/lb	$1,669/oz	$31.16/oz
2013 to date of the MD&A	$3.34/lb	$1,442/oz	$24.54/oz

1.3        SELECTED ANNUAL INFORMATION

The following selected annual information is from the Company's annual financial statements which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRIC") effective for the respective reporting years of the Company and are expressed in Canadian Dollars. The Company's audited financial statements are publicly available on SEDAR at www.sedar.com.

Amounts are expressed in thousands of Canadian dollars (except per share amounts).

Statements of Financial Position – Selected Information	Jul 31, 2013	Jul 31, 2012	Jul 31, 2011
Total current assets	$850	$2,743	$99
Total non-current assets	1,620	78	–
Total assets	$2,470	$2,821	$99

Total current liabilities	$2,593	$1,832	$42
Total non-current liabilities	600	–	–
Total shareholders’ equity	(723)	989	57
Total liabilities and shareholders’ equity	$2,470	$2,821	$99

Total assets are comprised of cash and cash equivalents, amounts and other receivables, and restricted cash. Total assets increased from 2011 to 2012 as a result of cash received from the Company’s private placement in December 2011. The decline from 2012 to 2013 is a related to a decrease in cash as the Company funded its on-going exploration activities.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Total short-term liabilities increased in fiscal 2013 due to increase in trade payable and balances payable to related parties for geological, engineering, corporate development, administrative, management and shareholder communication services received.

Non-current liabilities are comprised entirely of the Company’s portion of the Debenture issued to purchase the Galaxie Project and interest accrued thereon (Section 1.2.1).

	Year ended	Year ended	Year ended
Statements of Comprehensive Loss – Selected Information	July 31, 2013	July 31, 2012	July 31, 2011
Expenses:
Exploration and evaluation	$3,880	$2,247	$–
General and administration	1,359	1,166	186
Equity-settled share-based payments	211	381	–
Loss from operations	(5,450)	(3,794)	(186)
Gain on disposition of mineral property interest	1,579	–	–
Other items(i)	413	206	11
Loss for the year	$(3,459)	$(3,588)	$(175)
Basic and diluted loss per common share	$(0.13)	$(0.20)	$(0.01)

(i)	Other items are inclusive of: flow-through share premium, interest income, interest expense, foreign exchange gains (losses), and tax related to flow-through financing.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.4        SUMMARY OF QUARTERLY RESULTS

These amounts are expressed in thousands of Canadian Dollars, except per share amounts and the weighted average number of common shares outstanding. Minor differences are due to rounding.

						Fiscal Quarter Ended
	Jul-31	Apr-30	Jan-31	Oct-31	Jul-31	Apr-30	Jan-31	Oct-31
	2013	2013	2013	2012	2012	2012	2012	2011
Expenses:

Exploration and evaluation	$(20)	$160	$1,202	$2,538	$1,206	$238	$802	$–

General and administration	242	326	436	355	417	355	295	100

Equity-settled share- based payments	23	28	76	85	171	183	26	–

Loss from operations	(245)	(514)	(1,714)	(2,978)	(1,794)	(776)	(1,123)	(100)

Gain on disposition of a mineral property interest	–	–	1,579	–	–	–	–	–

Other items (i)	23	4	5	380	172	32	2	–

Loss for the period	$(222)	$(510)	$(130)	$(2,598)	$(1,622)	$(744)	$(1,121)	$(100)

Basic and diluted loss per common share	$0.01	$0.02	$0.01	$0.11	$0.08	$0.03	$0.07	$0.01

(i)	"Other items" includes flow through share premium, interest income, interest expense, foreign exchange and tax related to flow-through financing.

Quarterly expenditures rose in the second half of fiscal 2012 as a result of the reactivation of the Company's activities following the purchase of the option in the Buck Project in December 2011. Prior to this time the Company was largely inactive. Exploration and evaluation expenditures increased in the first half of fiscal 2013 due to the acquisition of the Galaxie Project, and ZNT project. Administrative costs tended to follow the trend in the exploration programs and the business development activities of the Company.

In the quarter ended July 31, 2013, the Company recorded $200,000 within exploration and evaluation expenses as cost recoveries pertaining to Mineral Exploration Tax Credits from the provincial government of British Columbia.

Expenses for share-based payments typically fluctuate based on the timing of share purchase option grants and the vesting periods associated with these grants. The fair value of share purchase options is determined at the grant date and the compensation expense for each tranche is recognized over the period during which the share purchase options vest. The share-based payments expense recognized during the January 2012 quarter relates to share purchase options issued mainly to employees and directors of the Company during that quarter. In subsequent quarters, the trend in share-based payments represents amortization of the fair value of these share purchase options.

During the quarter ended January 31, 2013, the Company recognized a gain of $1,579,000 in relation to the 40% disposition of its mineral property interest to the Letter Agreement (section 1.2.1).

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.5        RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following financial data has been prepared in accordance with IFRS and are expressed in Canadian dollars unless otherwise stated.

1.5.1     Comprehensive loss for the year ended July 31, 2013 vs. 2012

The Company recorded a loss from operations of $3,459,000 in the current year compared to a loss from operations of $3,588,000 in the prior fiscal year.

Exploration costs increased in the current year as the Company advanced exploration activities on the Galaxie Project (including Hotai Claims) and the ZNT project independently beginning in August 2012 through December 2012 and from then on as a 60% partner in relation to the Letter Agreement (Section 1.2.1). Additionally, the Company was required to make cash and share payments in relation to acquisition of the Hotai and ZNT claims.

The following tables provide a breakdown of exploration costs incurred during the year ended July 31, 2013 and 2012:

					For the Year Ended July 31, 2013
Exploration and
evaluation costs	Buck	Galaxie	Hotai	Karma	ZNT	Other (i)	Total
Assaying	$27,296	$239,526	$16,976	$20,075	$55,035	$1,020	$359,928
Drilling	–	265,336	–	–	–	–	265,336
Environmental	–	122	–	–	488	–	610
Engineering	8,424	9,044	–	4,050	–	–	21,518
Geological	43,521	1,331,104	132,127	5,612	176,547	(128,641)	1,560,270
Graphics	7,412	18,913	1,615	1,615	8,899	9,010	47,464
Property fees	125	15,590	14,555	–	53,692	–	83,962
Site activities	26	626,914	9,083	3,445	71,346	12,524	723,338
Socioeconomic	8,659	12,016	725	3,562	7,230	2,141	34,333
Helicopter	–	632,568	57,997	–	–	–	690,565
Travel	861	74,840	1,271	835	15,310	–	93,117
Total	$96,324	$3,225,973	$234,349	$39,194	$388,547	$(103,946)	$3,880,441

(i)	Recorded under geological expenses are cost recoveries pertaining to Mineral Exploration Tax Credits from the provincial government of British Columbia

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

					For the Year Ended July 31, 2012
Exploration and
evaluation costs	Buck	Galaxie	Hotai	Karma	Other	Total
Assaying	$45,963	$2,696	$–	$1,998	$2,088	$52,745
Engineering	8,400	–	–	–	–	8,400
Environmental	1,375	–	–	–	–	1,375
Geological	329,108	288,152	13,280	225,603	14,374	870,517
Graphics	9,741	702	312	624	1,627	13,006
Helicopter	–	100,914	–	–	–	100,914
Property fees	889,044	1,518	–	16,944	3,313	910,819
Site activities	31,595	89,928	6,200	14,201	1,620	143,544
Socio economics	77,969	2,410	1,365	7,842	60	89,646
Travel	13,978	31,210	–	9,943	553	55,684
Total	$1,407,173	$517,530	$21,157	$277,155	$23,635	$2,246,650

The following table provides a breakdown of the administration costs incurred:

Administration costs	2013	2012
Legal, accounting and audit	$61,634	$301,641
Office and administration	123,215	70,140
Salaries and benefits	1,038,364	686,358
Shareholder communication	50,541	28,097
Travel	40,197	31,357
Trust and filing	45,371	48,659
Total	$1,359,322	$1,166,252

In the prior year, legal and administrative costs related to the reactivation of the Company, moving from the NEX Exchange to the TSX-V, and legal costs related to acquiring the options on the Buck and Galaxie (including the Hotai Claims) Projects resulted in higher administration costs.

In the current year, salaries and benefits increased in support of exploration activities as the Company advanced work on the Galaxie and ZNT Projects.

In the current fiscal year, the Company expensed stock options to employees and directors for $211,000 compared to $381,000 in the same comparative fiscal year.

1.6        LIQUIDITY

Historically, the Company's source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company is in the process of acquiring and exploring mineral property interests. The Company's continuing operations are entirely dependent upon the ability of the Company to obtain the necessary financing to complete the exploration and development of its projects, the existence of economically recoverable mineral reserves at its projects, the ability of the Company to obtain the necessary permits to mine, on future profitable production of any mine and the proceeds from the disposition of its mineral property interests.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

At July 31, 2013, the Company had cash and cash equivalents of $0.7 million and a working capital deficit of $1.7 million. Of the total short-term liabilities of $2.6 million at July 31, 2013, $2.4 million was payable to Hunter Dickinson Services Inc. ("HDSI"), a related party.

To address its working capital deficit at July 31, 2013, the Company has received a confirmation from HDSI that HDSI will continue to provide services to the Company and will not demand repayment of amounts outstanding, prior to August 1, 2014.

Management believes that its liquid assets at July 31, 2013 are sufficient to meet its known obligations falling due in next 12 months and to maintain its mineral rights in good standing for this next 12 month period.

Additional debt or equity financing will be required to fund additional exploration or development programs. The Company has a reasonable expectation that additional funds will be available to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to obtain additional financial resources or that it will be able to achieve positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to reevaluate its planned expenditures and will rely on short term borrowings to finance its minimum expenditure requirement until additional funds can be raised through financing activities.

Recently, general market conditions for junior resource companies have deteriorated and have resulted in depressed equity prices for resource companies, despite higher commodity prices. Although the Company was able to successfully complete private placements in each of December 2012 and December 2011, the deterioration in market conditions could potentially increase the cost of obtaining capital or limit the availability of funds in the future. Accordingly, management is actively monitoring the effects of the current economic and financing conditions on our business and reviewing our discretionary spending, capital projects and operating expenditures, and implementing appropriate cash and cash management strategies.

Debenture

In August 2012, pursuant to the Sale Agreement relating to the Galaxie Project, the Company issued a convertible debenture (the "Debenture") in the amount of $650,000 maturing on October 31, 2013, and bearing interest at a rate of 8% per annum (payable quarterly in arrears) to Bearclaw. The Debenture is convertible into the Company's common shares at a conversion price of $0.40 per share at any time before its expiry.

As part of the Galaxie and ZNT Letter Agreement (Section 1.2.1), the Company transferred into the joint arrangement, among other items, 40% of its obligations under the $650,000 convertible debenture.

In July 2013, Quartz Mountain and the holder of the Debenture entered into an agreement to amend the Debenture, whereby among other things, the Company made a $50,000 payment toward the Debenture reducing the outstanding balance to $600,000, the interest rate was increased to 10% per annum from 8% per annum, and the maturity date was extended to October 31, 2014 from October 31, 2013.

Interest payments for the Debenture are payable quarterly in arrears and the Debenture is convertible into the Company's common shares at an exercise price of $0.15 per share (previously $0.40 per share) on or before maturity of the Debenture on October 31, 2014. Any interest accrued, but unpaid, shall be converted at an exercise price of the higher of $0.15 per share (previously $0.40 per share) and the market price at the time of conversion.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Table of Obligations and Commitments

The following obligations existed at July 31, 2013:

		Payments due by period
		Less than 1
	Total	year		1-5 years	After 5 years
	$136,137	$136,137	$		$–
Amounts payable and other liabilities				–
Convertible debentures	600,000	–		600,000	–
Due to related parties	2,421,220	2,421,220		–	–
Total	$3,157,357	$2,557,357		$600,000	$–

At July 31, 2013, approximately $214,000 remained to be incurred on eligible Canadian Exploration Expenses (“CEE”) prior to December 31, 2013.

The Company has no material capital lease or operating lease obligations. The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7        CAPITAL RESOURCES

In December 2012, the Company completed a non-brokered private placement of 2,214,323 common shares, of which 1,752,409 were flow-through common shares issued at a price of $0.30 per share and 461,914 were non-flow-through common shares issued at a price of $0.25 per share, for aggregate gross cash proceeds of $641,202. The Company incurred issuance costs of approximately $25,422, for net cash proceeds of $615,780.

In accordance with the terms of the flow-through share agreements, the Company is obligated to spend the proceeds of the flow-through portion ($525,723) of the financing on CEE by December 31, 2013.

The Company had no material commitments for capital expenditures as at July 31, 2013.

The Company has no lines of credit or other sources of financing which have been arranged but are as of yet, unused.

At July 31, 2013, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

The capital of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalent as follows:

	July 31, 2013	July 31, 2012
Shareholders’ equity	$(723,182)	$989,036
Less: Cash and cash equivalents	(706,393)	(2,450,451)
Total	$(1,429,575)	$(1,461,415)

As the Company continues to incur losses in support of the advancement of exploration activities on its projects, Shareholders’ equity has come to be in a deficit position.

As a result of the debenture, the Company's long-term debt increased from $nil to $0.36 million, representing a change in the Company’s capital structure. Refer to section 1.6 Liquidity for cost of borrowings and other details.

1.8        OFF-BALANCE SHEET ARRANGEMENTS

None.

1.9        TRANSACTIONS WITH RELATED PARTIES

The required disclosure is provided in note 11 of the accompanying financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.10      FOURTH QUARTER

The Company recorded a net loss of $222,000 for the quarter ended July 31, 2013, compared to a net loss of $1,622,000 during the same quarter in fiscal 2012.

	For the three months ended
			July 31

	2013		2012
Expenses	($ 000's	)	($ 000's	)	Discussion

Exploration expenses (excluding share-based payments)	(20)		1,206

In the quarter ended July 31, 2013, the Company recorded $200,000 within exploration and evaluation expenses as cost recoveries pertaining to Mineral Exploration Tax Credits from the provincial government of British Columbia. Direct exploration activities were higher in fiscal period 2012, during which time the Company made payments of cash and shares pursuant to an option agreement to acquire the Buck Project and Hotai Claims, and geological and site activities for the Buck Project.

Administration expenses (excluding share-based payments)	242		417

The decrease in administration expenses was mainly due to the legal and administration expenses incurred during fiscal 2012 for costs related to the reactivation of the Company and moving from the NEX Exchange to the TSX-V, and legal costs related to acquiring the options on the Buck and Galaxie (including the Hotai Claims) Projects; those expenses were not incurred during fiscal 2013.

Equity-settled share-based payments	23		171		Share-based compensation expense typically fluctuates based on the timing of share purchase option grants and the vesting periods associated with these grants.

1.11      PROPOSED TRANSACTIONS

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.12      CRITICAL ACCOUNTING ESTIMATES

Not required. The Company is a Venture Issuer.

1.13      CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The required disclosure is provided in notes 2 and 3 of the accompanying financial statements.

1.14      FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The carrying amounts of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and balances due to related parties, approximate their fair values due to their short-term nature. The required disclosure is provided in note 15 of the accompanying audited financial statements as at and for the year ended July 31, 2013, which are publicly available on SEDAR at www.sedar.com.

1.15      OTHER MD&A REQUIREMENTS

1.15.1    Additional Disclosure for Venture Issuers Without Significant Revenue

(a) exploration and evaluation assets or expenditures:

The required disclosure is presented in the audited consolidated statements of comprehensive loss and Section 1.5 of this MD&A.

(b) expensed research and development costs:

 Not applicable

(c) intangible assets arising from development:

Not applicable

(d) general and administration expenses:

The required disclosure is presented in the audited consolidated statements of comprehensive loss and Section 1.5 of this MD&A.

(e) any material costs, whether expensed or recognized as assets, not referred to in paragraphs (a) through (d):

None

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.15.2    Disclosure of Outstanding Share Data

The following details the share capital structure as at the date of this MD&A:

Number
Common shares	27,299,513
Share options	1,705,800
Convertible debenture	4,000,000

1.15.3    Internal Controls over Financial Reporting Procedures

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

•        pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•        provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

•        provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There has been no change in the design of the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this Management's Discussion and Analysis.

1.15.4    Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the appropriate time periods and that required information is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, so that decisions can be made about the timely disclosure of that information.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.15.5     Limitations of Controls and Procedures

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

1.16      RISK FACTORS

The risk factors associated with the principal business of the Company are discussed below. Due to the nature of the Company's business and the present stage of exploration and development of its projects in British Columbia, an investment in the securities of Quartz Mountain is highly speculative and subject to a number of risks. Briefly, these include the highly speculative nature of the resources industry characterized by the requirement for large capital investments from an early stage and a very small probability of finding economic mineral deposits. In addition to the general risks of mining, there are country-specific risks, including currency, political, social, permitting and legal risk. An investor should carefully consider the risks described below and the other information that Quartz Mountain furnishes to, or files with, the Securities and Exchange Commission and with Canadian securities regulators before investing in Quartz Mountain's common shares, and should not consider an investment in Quartz Mountain unless the investor is capable of sustaining an economic loss of the entire investment. The Company's actual exploration and operating results may be very different from those expected as at the date of this MD&A.

Exploration, Development and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not reduce, including among other things, unsuccessful efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company will rely upon consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company will carefully evaluate the political and economic environment in considering any properties for acquisition.

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of operations or earnings, and expects that its losses and negative cash flow will continue for the foreseeable future. The Company currently has a limited number of mineral properties and there can be no assurance that the Company will, if needed, be able to acquire additional properties of sufficient technical merit to represent a compelling investment opportunity. If the Company is unable to acquire additional properties, its entire prospects will rest solely with its current projects and accordingly, the risk of being unable to identify a mineral deposit will be higher than if the Company had additional properties to explore. There can be no assurance that the Company will ever be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of its current properties and any other properties that the Company may acquire are added. The amounts and timing of expenditures will depend on the progress of on-going exploration and development, the results of consultants' analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and the Company's acquisition of additional properties and other factors, many of which are beyond the Company's control. The Company does not expect to receive revenues from operations in the foreseeable future, and expects to incur losses unless and until such time as its current properties, or any other properties the Company may acquire, commence commercial production and generate sufficient revenues to fund its continuing operations. The development of the Company's current properties and any other properties the Company may acquire will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. The Company anticipates that it will retain any cash resources and potential future earnings for the future operation and development of the Company's business. The Company has not paid dividends since incorporation and the Company does not anticipate paying dividends in the foreseeable future. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate. To the extent that such expenses do not result in the creation of appropriate revenues, the Company's business may be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Permits and Licenses

The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits which may be required to carry out exploration and development of the Buck, Galaxie, Karma and ZNT Projects.

Additional Funding Requirements

Further development of the Company's properties will require additional capital. The Company currently does not have sufficient funds to fully develop the properties it holds. It is possible that the financing required by the Company will not be available, or, if available, will not be available on acceptable terms. If the Company issues treasury shares to finance its operations or expansion plans, control of the Company may change and shareholders may suffer dilution of their investment. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business. In addition, a positive production decision at any of the Company's current projects or any other development projects acquired in the future would require significant resources/funding for project engineering and construction. Accordingly, the continuing development of the Company's properties will depend upon the Company's ability to obtain financing through debt financing, equity financing, the joint venturing of projects, or other means. There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

Going Concern Assumption

The Company's consolidated financial statements have been prepared assuming the Company will continue on a going concern basis. However, unless additional funding is obtained, this assumption will have to change. The Company has incurred losses since inception. Failure to continue as a going concern would require that Quartz Mountain's assets and liabilities be restated on a liquidation basis, which could differ significantly from the going concern basis.

Infrastructure Risk

The operations of the Company are carried out in geographical areas which may lack adequate infrastructure and are subject to various other risk factors. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition and results of operations.

Changes in Local Legislation or Regulation

The Company's mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine and worker safety, protection of endangered and other special status species and other matters. The Company's ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company's activities or those of other mining companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain government permits and approvals may adversely affect the Company's operations, including its ability to explore or develop properties, commence production or continue operations. Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company's business, results of operations or financial condition. The Company may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. The Company could also be held liable for exposure to hazardous substances.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Environmental Matters

All of the Company's operations are and will be subject to environmental regulations, which can make operations expensive or prohibit them altogether. The Company may be subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products that could occur as a result of its mineral exploration, development and production. In addition, environmental hazards may exist on a property in which the Company directly or indirectly holds an interest, which are unknown to the Company at present and have been caused by previous or existing owners or operators of the Company's projects. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties, or the requirement to remedy environmental pollution, which would reduce funds otherwise available to the Company and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it could be required to suspend operations or undertake interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the Company.

There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. There is also a risk that the environmental laws and regulations may become more onerous, making the Company's operations more expensive. Many of the environmental laws and regulations will require the Company to obtain permits for its activities. The Company will be required to update and review its permits from time to time, and may be subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to be economically re-evaluated at that time.

Groups Opposed to Mining May Interfere with the Company's Efforts to Explore and Develop its Properties

Organizations opposed to mining may be active in the regions in which the Company conducts its exploration activities. Although the Company intends to comply with all environmental laws and maintain good relations with local communities, there is still the possibility that those opposed to mining will attempt to interfere with the development of the Company's properties. Such interference could have an impact on the Company's ability to explore and develop its properties in a manner that is most efficient or appropriate, or at all, and any such impact could have a material adverse effect on the Company's financial condition and the results of its operations.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Market for Securities and Volatility of Share Price

There can be no assurance that active trading market in the Company's securities will be established or sustained. The market price for the Company's securities is subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry or the economy as a whole, may have a significant adverse impact on the market price of the securities of the Company.

The stock market has from time to time experienced extreme price and volume fluctuations that have often been unrelated to the operating performance of particular companies.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies, joint venture partners, or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where the directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors' and officers' conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

General Economic Conditions

Global financial markets have experienced a sharp increase in volatility during the last few years. Market conditions and unexpected volatility or illiquidity in financial markets may adversely affect the prospects of the Company and the value of the Company's shares.

Reliance on Key Personnel

The Company is dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company's employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company.

Furthermore, as part of the Company's growth strategy, it must continue to hire highly qualified individuals. There can be no assurance that the Company will be able to attract, train or retain qualified personnel in the future, which would adversely affect its business.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Risks Related to Flow-Through Shares

Financing of the Company may involve the issuance of flow-through common shares under the Income Tax Act (Canada). There is no guarantee that there will not be any differences of opinion between the Canadian federal and British Columbia provincial tax authorities with respect to the tax treatment of flow-through common shares issued under a financing, if any, and the activities contemplated by the Company's exploration and development programs.

If the Company does not expend an amount equal to the gross proceeds from the sale of flow-through common shares so as to incur sufficient qualifying expenditures within the relevant timeframe, subscribers in the flow-through financing may be reassessed. The Company shall be obligated to indemnify any subscribers of flow-through common shares for tax payable pursuant to any such reassessment pursuant to the terms and conditions set out in the subscription agreements that the Company will enter into with each subscriber in a flow-through financing. There can be no assurances that the Company will have sufficient funds to satisfy such obligations.

Competition

The resources industry is highly competitive in all its phases, and the Company will compete with other mining companies, many of which have greater financial, technical and other resources. Competition in the mining industry is primarily for: attractive mineral rich properties capable of being developed and producing economically; the technical expertise to find, develop and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine certain minerals, but also conduct production and marketing operations on a worldwide basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. The Company's inability to compete with other mining companies for these resources could have a materially adverse effect on the Company's results of operation and its business.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.

Land Claims

In Canada, aboriginal interests, rights (including treaty rights), claims and title may exist notwithstanding that they may be unregistered or overlap with other tenures and interests granted to third parties. Generally speaking, the scope and content of such rights are not well defined and may be the subject of litigation or negotiation with the government. The government has a legal obligation to consult First Nations on proposed activities that may have an impact on asserted or proven aboriginal interests, claims, rights or title. All of the mineral claims in the Company's projects are identified by the Province of British Columbia as overlapping with areas in which certain aboriginal groups have asserted aboriginal interests, rights, claims or, title or undefined rights under historic treaties. Nevertheless, potential overlaps between the Company's properties and existing or asserted aboriginal interests, rights, claims or, title, or undefined rights under historic treaties, may exist notwithstanding whether the Province of British Columbia has identified such interests, rights, claims or, title, or undefined rights under historic treaties.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Property Title

The acquisition of title to resource properties is a very detailed and time consuming process. Title to, and the area of, resource claims may be disputed. Although the Company believes it has taken reasonable measures to ensure that title to the mineral claims comprising part of its projects are held as described, there is no guarantee that title to any of those claims will not be challenged or impaired. There may be valid challenges to the title of any of the mineral claims comprising the Company's projects that, if successful, could impair development or operations or both.

The Mineral Property Underlying the Company's Net Smelter Return Royalty Interest Contains no Known Ore

The Company holds a 1% net smelter return ("NSR") royalty interest on the Quartz Mountain Property (recently renamed "Angel's Camp"), an exploration stage prospect in Oregon. The Company's interest in the property will be limited to any future NSR that would be forthcoming only if or when any mining commences on the property. There is currently no known body of ore on the property. Extensive additional exploration work will be required to ascertain if any mineralization may be economic.